P.E. 1/22/02




02011423


JAN 2 2 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

0-21222

Report on Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 22, 2002

TECNOMATIX TECHNOLOGIES LTD.
(Translation of Registrant's Name into English)

16 Hagalim Avenue
Herzliya 46733, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein are Registrant's Press Releases.

THIS REPORT ON FORM 6-K OF TECNOMATIX TECHNOLOGIES LTD.
(THE "COMPANY") IS INCORPORATED BY REFERENCE INTO
THE REGISTRATION STATEMENTS OF THE COMPANY
ON FORM F-3 (FILE NO. 333-7734),
ON FORM S-8 (FILE NO. 333-11466) AND
ON FORM S-8 (FILE NO. 333-14082)

[note: this release was jointly developed by EDS and Tecnomatix, and issued by EDS]

New EDS Unigraphics CAD/CAM Tool Incorporates eMPower Technology for Earlier Detection of Product Design Problems

Joint Development Effort by EDS and Tecnomatix Brings Total Quality Management to Product Design

PLANO, Texas, Dec. 13 – PRNewswire – EDS (NYSE: EDS) today announced Unigraphics Quick Stack™ – a new tool from its PLM Solutions line of business enabling users of the company's Unigraphics® computer-aided design and manufacturing (CAD/CAM) software to digitally thwart product design problems earlier in the process than ever before.

Unigraphics Quick Stack is an easy-to-use, automated, three-dimensional (3D) tolerance stack-up dimensional analysis application. Tolerance stack-up analysis is the time-consuming process of evaluating the effect that worst-case physical dimensions can have on a product assembly.

This new integrated offering from EDS' PLM Solutions line of business will enable manufacturers to make better design decisions early in the product development cycle, resulting in significantly reduced costs and improved time-to-market.

"Unigraphics Quick Stack offers a major advancement in usability for preliminary 3D stack-up analysis," says Brad Shaffer, staff engineer for GE Aircraft Engines. "Our design engineers were previously performing hand calculations but have since adopted the much more accurate and easy to use Quick Stack. Unlike other analysis tools, Unigraphics Quick Stack provides even a novice user the ability to perform the analysis early in the design phase.

"The user, therefore, has much greater ability to predict and avoid potential problems from the very beginning – versus much later in the product development process."

Saves Time, Money
Unigraphics Quick Stack is intended for use by all product design engineers, including those without extensive knowledge of dimensional control. Quick Stack users can easily and confidently predict minimum and maximum variation in an assembly and identify key contributors to out-of-tolerance conditions. Because this is achieved by utilizing data embedded in the Unigraphics model, several time-consuming steps typically associated with this process are eliminated.

"Unigraphics Quick Stack will benefit manufacturers in various industrial segments, particularly automotive, aerospace and industrial machinery," said Joan Hirsch, vice president of Unigraphics development for EDS PLM Solutions. "Using Quick Stack, users can discover variations in product dimensions early in the design or development phase. Left undetected, dimensional variation problems can cost 10-100 times more for corrections made during manufacturing or in a product recall phase.

"With Quick Stack, our customers will avoid the cost increases and time delays associated with discovering dimensional variation problems later in the product development process."

Joint Development Effort
Unigraphics Quick Stack is the result of a joint development effort between EDS PLM Solutions and Tecnomatix Technologies Ltd. (Nasdaq: TCNO), a leader in providing e-manufacturing solutions. Unigraphics Quick Stack expands on market leading capabilities of Unigraphics by utilizing the industry-proven Tecnomatix tolerance analysis tool (previously known as Valisys) for its calculation engine. The partnership brings total quality management into product design, resulting in decreased time-to-market and improved overall quality in the final products.

"Incorporating Tecnomatix technology into the Unigraphics software brings two leading providers of manufacturing solutions together," says Harel Beit- On, president and CEO of Tecnomatix Technologies. "Quick Stack provides customers with the ability to carry out powerful assembly analysis in their own CAD environment and to maintain high-level quality products."

About Tecnomatix Technologies, Ltd.
Tecnomatix Technologies, Ltd. (NASDAQ: TCNO) is the world's leading provider of Manufacturing Process Management software for the electronics, automotive, aerospace and heavy equipment industries. The company's eMPower™ software enables global manufacturing customers to build the best production strategies to succeed in their increasingly complex environments. Tecnomatix applications run on an open platform providing a collaborative environment for authoring, simulating and managing manufacturing processes across the extended enterprise and its suppliers. The company, founded in 1983, has offices and distributors in North America, Europe, the Pacific Rim and Latin America. Additional information about the company can be found at www.tecnomatix.com.

About EDS
EDS, the leading global services company, provides strategy, implementation and hosting for clients managing the business and technology complexities of the digital economy. EDS brings together the world's best technologies to address critical client business imperatives. It helps clients eliminate boundaries, collaborate in new ways, establish their customers' trust and continuously seek improvement. EDS, with its management consulting subsidiary, A.T. Kearney, serves the world's leading companies and governments in 58 countries. EDS reported revenues of $19.2 billion in 2000. The company's stock is traded on the New York Stock Exchange and the London Stock Exchange. Learn more at www.eds.com.

Tecnomatix Announces Agreement with Japan's Mori Seiki to Incorporate eMPower into New Products

Leading Japanese Machine Tool Vendor Integrating eMPower Technology into New NC Simulation Solutions

NASHUA, N.H. – December 11, 2001 – Tecnomatix Technologies, Ltd. (NASDAQ: TCNO), the leading provider of Manufacturing Process Management (MPM) software solutions, today announced an agreement with Mori Seiki Co., Ltd., a leading machine tool company headquartered in Nara, Japan, to integrate Tecnomatix eMPower™ technology into new Mori Seiki NC products.

Under this agreement, Mori Seiki will purchase licenses of Tecnomatix eM-RealNC simulation software, and incorporate the Tecnomatix NC software into its new CAPS/MT products. eM-RealNC will bring comprehensive 3D display, collision detection, and NC program simulation capabilities to Mori Seiki customers using multi-axis machine tools and 5-axis machine tools.

Mori Seiki has used Tecnomatix eM-Plant production line simulation software to plan and optimize its own production lines since March 2000. In addition, as part of the current agreement, Mori Seiki will offer its customers eM-Plant as part of a comprehensive solution for the planning of production lines, including accurate throughput and operating rates of each machine tool.

"Today's users of machine tools require increasingly more productive and reliable machine tool processes," said Masahiko Mori, president of Mori Seiki. "Our MT Series multi-axis turning centers, which combine both lathes and machining centers, are meeting that demand. Our new CAPS/MT product is designed to help improve the productivity of multi-axis turning centers. By integrating Tecnomatix eM-RealNC with CAPS, we can offer our customers not only a reliable processing simulation function, but also accurate collision detection capabilities. We will also be building on the success of this partnership to expand the application of eMPower technology to other multi-axis machine tools, such as 5-axis MC and Twin Turret."

"The Tecnomatix strategy of teaming with leading manufacturing companies around the world, in particular shop-floor equipment providers, provides our mutual customers the solutions they need for today's manufacturing process demands," said Harel Beit-On, chairman and CEO of Tecnomatix Technologies. "By partnering with Mori Seiki, one of the world's top providers of NC machines, Tecnomatix will be able to reach more customers and provide machine shops with the comprehensive simulation and optimization solutions they require."

About Tecnomatix Technologies, Ltd.
Tecnomatix Technologies, Ltd. (NASDAQ: TCNO) is the world's leading provider of Manufacturing Process Management software for the electronics, automotive, aerospace and heavy equipment industries. The company's eMPower™ software enables global manufacturing customers to build the best production strategies to succeed in their increasingly complex environments. Tecnomatix applications run on an open platform providing a collaborative environment for authoring, simulating and managing manufacturing processes across the extended enterprise and its suppliers. The company, founded in 1983, has offices and distributors in North America, Europe, the Pacific Rim and Latin America. Additional information about the company can be found at www.tecnomatix.com.

About Mori Seiki Co., Ltd.
Having shipped about 93,000 machines throughout the world, Mori Seiki is an internationally recognized machine tool manufacturer. For over 50 years, Mori Seiki has been delivering NC machine tools, peripherals and systems based on the premise of high precision, solid construction and the best support services possible. Development as a company has literally paralleled the evolution of numerically controlled machine tools and technology. Mori Seiki have proudly made more than 100 models of CNC lathes, and more than 50 models of machining centers. The company now has 31 technical centers in Japan and 21 additional centers around the world. More information about the company can be found at www.moriseiki.co.jp.

Michels Extends Use of Tecnomatix eMPower to Enhance Collaborative Production Planning

eMPower CarBody Solution Will Enable Michels to Improve Production-Line Development

NASHUA, N.H.–(BUSINESS WIRE)– December 5, 2001 – Tecnomatix Technologies, Ltd. (NASDAQ: TCNO), the leading provider of Manufacturing Process Management (MPM) software solutions, today announced that Michels GmbH, a leading automotive line builder headquartered in Saarbrücken, Germany, has purchased Tecnomatix eMPower™ CarBody software to implement a collaborative planning environment and to improve its production-line development process.

Michels has been using Tecnomatix software to design welding lines since 1995. With this order, Michels extends its use of eMPower to the early planning of body-in-white production lines. The eMPower solution will enable Michels to plan and design manufacturing processes and to manage these processes using the Tecnomatix eMServer™. This will allow the company to reuse and transfer processes from its facility in the center of Germany to others in Augsburg and Wolfsburg, Germany at a later stage. In addition, eMPower will enhance Michels competence in the production of components and subassemblies and contribute significantly to a collaborative workflow with automotive customers that include Ford, Audi, BMW, GM/Opel, Renault, Volvo, Volkswagen and DaimlerChrysler.

"We've been very successful with Tecnomatix software in the past, and the eMPower CarBody solution will strengthen Michels manufacturing process management," said Willi Seiwert, vice president Line Building, Michels GmbH. "We look forward to working with Tecnomatix to speed up our planning cycles considerably and to produce more alternatives, to be more agile in implementing changes and to elevate our outstanding quality standards for the process design even further."

"Today's shrinking product life cycles require more flexible and collaborative planning of resources between OEMs and their suppliers," said Harel Beit-On, president and CEO, Tecnomatix Technologies. "Our eMPower solutions are enabling line builders like Michels - who have typically been responsible for the detailed design of production lines - to be involved in the very early stages of planning. This is helping them to improve their businesses and partnerships with customers."

About Tecnomatix Technologies, Ltd.
Tecnomatix Technologies, Ltd. (NASDAQ: TCNO) is the world's leading provider of Manufacturing Process Management software for the electronics, automotive, aerospace and heavy equipment industries. The company's eMPower™ software enables global manufacturing customers to build the best production strategies to succeed in their increasingly complex environments. Tecnomatix applications run on an open platform providing a collaborative environment for authoring, simulating and managing manufacturing processes across the extended enterprise and its suppliers. The company, founded in 1983, has offices and distributors in North America, Europe, the Pacific Rim and Latin America. Additional information about the company can be found at www.tecnomatix.com.

About Michels GmbH
Michels GmbH is a among the leading line builders in Germany, generating a turnover of more than $100M(US) with around 800 employees at eight production and planning sites. Headquarters are located in Saarbrücken, Germany. Michels' areas of competence are concentrated on the planning, design and maintenance of welding lines and complete production facilities, on logistics and conveying technology as well as the automated welding of subassemblies. Furthermore, Michels operates plants for the production of subassemblies.

Tecnomatix Announces Appointment of Harel Beit-On as Chairman of the Board of Directors

Herzlia, December 4, 2001 – The Board of Directors of Tecnomatix Technologies, Ltd. (NASDAQ-TCNO), a leading provider of Manufacturing Process Management software solutions, today announced the appointment of Harel Beit-On as Chairman of the Board of Directors. This appointment complements Beit-On's present position as the Company's President and Chief Executive Officer. Shlomo Dovrat, outgoing Tecnomatix Chairman of the Board, will continue to serve the company as Vice Chairman of the Board.

Shlomo Dovrat commented, "This appointment demonstrates the Board's confidence in the leadership of Harel. Over the years, Harel has steered Tecnomatix to its present leadership position. Under his management, we have every confidence that Tecnomatix will move successfully into its next stage of growth. While I will continue to assist the Company in any way I can, I am extremely pleased to hand over the chairmanship to Harel."

"I am pleased and honored with the trust placed in me by the Board of Directors," said Harel Beit-On. "As Chairman and CEO, I will continue to focus on building an industry leader in the field of manufacturing process management. I will concentrate on the strategic development of the Company while further strengthening our management team. Together, we will endeavor to accelerate revenue growth, profitability and deliver superior returns to our shareholders. I am thankful to all the capable and dedicated people of Tecnomatix that make this possible."

About Tecnomatix Technologies, Ltd.

Tecnomatix Technologies, Ltd. (NASDAQ: TCNO) is the world's leading provider of Manufacturing Process Management software for the electronics, automotive, aerospace and heavy equipment industries. The company's eMPower™ software enables global manufacturing customers to build the best production strategies to succeed in their increasingly complex environments. Tecnomatix applications run on an open platform providing a collaborative environment for authoring, simulating and managing manufacturing processes across the extended enterprise and its suppliers. The company, founded in 1983, has offices and distributors in North America, Europe, the Pacific Rim and Latin America. Additional information about the company can be found at www.tecnomatix.com.

Tecnomatix Receives an Order for Its eMPower Assembly Process and Simulation Solutions from Faurecia Front End Division

Europe's Leading Automotive Interior Component Manufacturer to Use Tecnomatix eM-Planner and eM-Plant Products

NASHUA, N.H. – November 27, 2001 – Tecnomatix Technologies, Ltd. (NASDAQ: TCNO), the leading provider of Manufacturing Process Management (MPM) software solutions, today announced that Faurecia, the world's third-largest automotive interior component manufacturer, has selected Tecnomatix in an initial project that will use both eM-Planner and eM-Plant assembly process definition and workflow simulation solutions. The deal, including software and services, is valued at approximately US$200 thousand.

Faurecia Front End Division has chosen these eMPower™ solutions to plan and optimize its assembly and painting lines, with the goal of reducing production cycle times. Faurecia Front End Division will use the eM-Planner and eM-Plant components of the eMPower MPM solution suite in its Digital Factory program. These eMPower solutions will allow Faurecia to more effectively plan its paint and assembly processes and improve line balance, quality and reliability. Once this first project is successfully completed, Faurecia should advance its partnership with Tecnomatix by deploying eMPower solutions in other plants.

The Tecnomatix eMPower products will assist Faurecia in:

- evaluating the number of workers needed per line
- validating various assembly scenarios
- operation planning and resource selection
- line throughput optimization and synchronization with OEM vehicle assembly lines
- logistics optimization of the entire show floor
- line balancing and optimization, taking into account all product variation

"Faurecia has realized the importance of MPM to their operations, and selected Tecnomatix because of our leadership in the marketplace," said Harel Beit-On, president and chief executive officer, Tecnomatix Technologies, Ltd. "Tecnomatix is working closely with Faurecia to ensure they get the maximum benefit from their MPM environment. Our eMPower solutions are designed to give industry-leading manufacturers like Faurecia the ability to efficiently plan and organize manufacturing processes throughout their operations – anywhere in the world. This helps our customers retain their competitive edge and can contribute significantly to the return on their manufacturing investment."

About Tecnomatix Technologies, Ltd.
Tecnomatix Technologies, Ltd. (NASDAQ: TCNO) is the world's leading provider of Manufacturing Process Management software for the electronics, automotive, aerospace and heavy equipment industries. The company's eMPower™ software enables global manufacturing customers to build the best production strategies to succeed in their increasingly complex environments. Tecnomatix applications run on an open platform providing a collaborative environment for authoring, simulating and managing manufacturing processes across the extended enterprise and its suppliers. The company, founded in 1983, has offices and distributors in North America, Europe, the Pacific Rim and Latin America. Additional information about the company can be found at www.tecnomatix.com.

About Faurecia
Faurecia is Europe's third-largest automobile equipment supplier and one of the global leaders in six major vehicle modules: seats, cockpits, door panels, acoustic package, exhaust systems and front-end modules. The new Group has operations in 27 countries, and around 58,000 employees working at 153 sites. Faurecia is listed on the French Stock Exchange in Paris.

India's NMTronics to Resell and Support Tecnomatix Manufacturing Process Management Software

Companies Team Up to Deliver Tecnomatix eMPower Solutions to Rapidly Growing Asian Market

NASHUA, N.H. – November 19, 2001 – Tecnomatix Technologies, Ltd. (NASDAQ: TCNO), the leading provider of Manufacturing Process Management (MPM) software solutions, today announced that NMTronics India Pvt. Limited has entered into an agreement with Tecnomatix to resell eMPower™ software to the Indian electronics manufacturing market.

NMTronics, a wholly owned subsidiary of Japan-based Nichimen Corporation, will resell Tecnomatix MPM solutions to its Indian customer base. The company serves a rapidly growing market for electronics manufacturing process management solutions. The arrangement brings together Tecnomatix software solutions with hardware solutions from NMTronics' partners, such as Fuji Machine Manufacturing Co. Ltd., Agilent Technologies, SMT Maschinen und Vertriebs GmbH and Conveyor Technologies Inc. NMTronics will also provide the systems integration services.

"Asia is and will continue to be a major player in the global electronics assembly industry's environment, and moves such as our agreement with NMTronics will keep Tecnomatix at the forefront of manufacturing process management solutions in the region," said Israel Levy, chief executive officer of the Tecnomatix Unicam subsidiary of Tecnomatix Technologies. "Their knowledge of the market and understanding of the business and technologies of our biggest customers and partners makes them ideal for helping us grow our presence in the region."

"The Indian market is very important as a rapidly developing manufacturing base both in terms of its domestic and export markets," said Soni Saran Singh, general manager of NMTronics. "NMTronics is confident that we can take on the challenge of educating and promoting Tecnomatix Unicam's manufacturing process management solutions to the Indian electronics manufacturing community. We also look forward to building a long-lasting, mutually beneficial relationship with Tecnomatix Unicam."

About Tecnomatix Technologies, Ltd.

Tecnomatix Technologies, Ltd. (NASDAQ: TCNO) is the world's leading provider of Manufacturing Process Management software for the electronics, automotive, aerospace and heavy equipment industries. The company's eMPower™ software enables global manufacturing customers to build the best production strategies to succeed in their increasingly complex environments. Tecnomatix applications run on an open platform providing a collaborative environment for authoring, simulating and managing manufacturing processes across the extended enterprise and its suppliers. The company, founded in 1983, has offices and distributors in North America, Europe, the Pacific Rim and Latin America. Additional information about the company can be found at www.tecnomatix.com.

About NMTronics

NMTronics is a wholly owned subsidiary of Nichimen Corporation, a US$20 billion Japan-based trading company. Based in Delhi, India, NMTronics was established in 1999 to serve the Indian electronics manufacturing industry's capital equipment requirements. NMTronics has partnered with leading manufacturing equipment and services providers to serve as a single source for the market's growth plans.

GraphiCode and Tecnomatix Enter into OEM Distribution Agreement

Partnership Brings Together Two Leaders in Electronics Manufacturing Solutions; Tecnomatix Unicam Adds Gerber Data Translation Functionality to eMPower Suite

NASHUA, N.H. – November 14, 2001 – Tecnomatix Technologies, Ltd. (NASDAQ: TCNO), the leading provider of Manufacturing Process Management (MPM) software solutions, today announced an OEM distribution agreement with GraphiCode to offer iGerber as the translation tool of choice for converting Gerber and net list files into FATF format.

Under the terms of the agreement, Tecnomatix Unicam, a wholly owned subsidiary of Tecnomatix Technologies, will add GraphiCode's iGerber translation tool to the Tecnomatix eMPower™ suite of MPM solutions. With the addition of iGerber functionality, eMPower software can read Gerber data files and translate them into the FATF format used by eMPower. Gerber data is commonly used to create film artwork for circuit board fabrication, and the robust FATF file format allows for fast, easy data transfer into the programming process. Adding this translation capability to eMPower software enables users to accept the data files provided by their customers and significantly enhances their offline programming productivity – saving hours, even days, in the programming of assembly applications and helping reduce time-to-market significantly.

"Thanks to this deal, Tecnomatix Unicam technology will be able to support a wider range of CAD/CAM applications and better service a wider range of customer applications," said Israel Levy, chief executive officer of Tecnomatix Unicam. "Our agreement with GraphiCode will enable us to expand our customer base and give more flexibility to our existing customers."

"GraphiCode is pleased to work with Tecnomatix Unicam, which brings together two of the strongest names in CAM/CIM software," said Adam Brockman, sales and marketing manager, GraphiCode. "This OEM agreement will prove most beneficial to GraphiCode and Tecnomatix Unicam's mutual customers. With the addition of iGerber to Tecnomatix Unicam's suite of offerings, customers will now be able to translate Gerber data in the most efficient value-added manner."

About Tecnomatix Technologies, Ltd.
Tecnomatix Technologies, Ltd. (NASDAQ: TCNO) is the world's leading provider of Manufacturing Process Management software for the electronics, automotive, aerospace and heavy equipment industries. The company's eMPower™ software enables global manufacturing customers to build the best production strategies to succeed in their increasingly complex environments. Tecnomatix applications run on an open platform providing a collaborative environment for authoring, simulating and managing manufacturing processes across the extended enterprise and its suppliers. The company, founded in 1983, has offices and distributors in North America, Europe, the Pacific Rim and Latin America. Additional information about the company can be found at www.tecnomatix.com.

About GraphiCode
GraphiCode is a global provider of cost-effective software innovations for electronics manufacturing. Their products and services facilitate the fabrication, assembly, inspection, and test of printed circuit boards by offering solutions for data preparation, analysis, and translation. The international distributor network and GraphiCode's commitment to exceptional support and service ensures successful integration of their products into the manufacturing process. For more information about GraphiCode and their products please visit their web site at www.graphicode.com or call 425-672-1980.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECNOMATIX TECHNOLOGIES LTD.
(Registrant)

By: /s/ Harel Beit-On
Harel Beit-On
President, Chief Executive Officer and Chairman of the Board of Directors

Dated: January 22, 2002